Exhibit 99.5

120 Collins Street

Melbourne 3000

Australia

T +61 (0) 3 9283 3333

F +61 (0) 3 9283 3707

Media release

Rio Tinto reviews options for future of its diamond business

27 March 2012

Rio Tinto has begun a strategic review of its diamond business that will include exploring a range of options for potential divestment of its diamond interests.

Rio Tinto operates three diamond mines, Argyle in Australia (100 per cent interest), Diavik in Canada (60 per cent interest), and Murowa in Zimbabwe (78 per cent interest), as well as Bunder, an advanced diamonds project in India (100 per cent interest).

Harry Kenyon-Slaney, chief executive Diamonds & Minerals, said “We regularly review our businesses to ensure they remain aligned with Rio Tinto’s strategy of operating large, long-life, expandable assets.

“The diamonds market outlook is very positive, with demand growing strongly and lack of new discoveries limiting supply. We have a valuable, high quality diamonds business, but given its scale we are reviewing whether we can create more value through a different ownership structure.

“This process may take some time. We’re committed to keeping stakeholders informed about any key developments, and in the meantime are reassuring employees and the governments in the states and countries where we operate that it is very much business as usual.”

About Rio Tinto Diamonds

Rio Tinto operates a fully integrated diamonds business from exploration through to sales and marketing. It is one of the world’s major diamond producers through its 100 per cent control of the Argyle mine in Australia, 60 per cent of the Diavik mine in Canada, a 78 per cent interest in the Murowa mine in Zimbabwe. These three mines allow Rio Tinto to produce the full range of diamonds for all market segments. Rio Tinto also has an advanced diamond project, Bunder, in India.

Rio Tinto’s share of the production from its three operating diamond mines is sold through its sales and marketing headquarters in Antwerp, with representative offices in Mumbai, Hong Kong and New York. It also operates a niche cutting and polishing factory in Perth for the rare pink diamonds from its Argyle mine. Rio Tinto is a leading supporter of the Kimberley Process as well as a founding member of Responsible Jewellery Council. Website: www.riotintodiamonds.com.

Cont…/

Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

For further information, please contact:

Media Relations, Australia / Asia	Investor Relations, Australia

David Luff	Dave Skinner
Office: +61 (0) 3 9283 3620	Office: +61 (0) 3 9283 3628
Mobile: +61 (0) 419 850 205	Mobile: +61 (0) 408 335 309

Karen Halbert	Christopher Maitland
Office: +61 (0) 3 9283 3627	Office: +61 (0) 3 9283 3063
Mobile: +61 (0) 412 119 389	Mobile: +61 (0) 459 800 131

Bruce Tobin
Office: +61 (0) 3 9283 3612
Mobile: +61 (0) 419 103 454

Media Relations, EMEA / Americas	Investor Relations, London

Illtud Harri	Mark Shannon
Office: +44 (0) 20 7781 1152	Office: +44 (0) 20 7781 1178
Mobile: +44 (0) 7920 503 600	Mobile: +44 (0) 7917 576597

Tony Shaffer	David Ovington
Office: +44 (0) 20 7781 1138	Office: +44 (0) 20 7781 2051
Mobile: +44 (0) 7920 041 003	Mobile: +44 (0) 7920 010 978

Christina Mills
Office: +44 (0) 20 7781 1154
Mobile: +44 (0) 7825 275 605

Media Relations, Canada	Investor Relations, North America

Bryan Tucker	Jason Combes
Office: +1 (0) 514 848 8151	Office: +1 (0) 801 204 2919
Mobile: +1 (0) 514 825 8319	Mobile: +1 (0) 801 558 2645

Website:	www.riotinto.com
Email:	media.enquiries@riotinto.com enquiries.mediaaustralia@riotinto.com
Twitter:	Follow @riotinto on Twitter

High resolution photographs and media pack available at: www.riotinto.com/media